Exhibit 99.1

Videocon d2h Limited

Quarter Ended September 30, 2016

Earnings Release

Adjusted EBITDA1 grew 37.3% year on year to INR 2.63 billion

Net subscriber2 base stood at 12.52 million

Mumbai, October 26, 2016 – Videocon d2h Limited (NASDAQ: VDTH) (“Videocon d2h” or the “Company”) announced its financial results for the quarter ended September 30, 2016. These results reflect the Company’s change in accounting treatment of entertainment tax effective April 1, 2016.

Highlights for the quarter ended September 30, 2016:

•	Revenue from operations came in at INR 7.76 billion. This is up 20.6% year on year if the Company was to compute its revenue from operations for Q2 FY17 under its former accounting treatment*.

•

Subscription and activation revenue came in at INR 7.11 billion. This is up 21.9% year on year if the Company was to compute its subscription and activation revenue for Q2 FY17 under its former accounting treatment*.

•	Adjusted EBITDA grew 37.3% year on year to INR 2.63 billion.

•	Adjusted EBITDA margin came in at 33.8%. This is up 380 basis points year on year if the Company was to compute its revenue from operations for Q2 FY17 under its former accounting treatment*.

•	Gross subscribers[3] and net subscribers increased by 0.59 million and 0.23 million subscribers, respectively, during the quarter; Net subscribers base stood at 12.52 million.

•	Free cash flow[4] came in at INR 199 million.

Key metrics	Q2 FY17
Gross subscriber additions (million)	0.59
Net subscriber additions (million)	0.23
Adjusted EBITDA (INR million)	2,625
Profit after tax (INR million)	148

Commenting on the results, Executive Chairman of Videocon d2h, Mr. Saurabh Dhoot, said “I’m pleased to report a terrific quarter with over 37% increase in EBITDA year on year, in spite of the previously announced increase in taxes which impacted ARPU. Our quarterly results performance is consistent with our five point strategy to 1) grow subscriber base, 2) enhance subscriber monetization, 3) focus on localization and premium services, 4) lead the market in technological innovation and 5) enhance operational efficiencies and improve margins. These imperatives are driving our success at creating sustainable shareholder value.

“We are excited and fully prepared to seize the significant subscriber growth opportunity ahead of us through our leading distribution, customer service and differentiated content offering, supported by a strong balance sheet.

“We achieved positive profit after tax and turned free cash flow positive during the current fiscal year, which we believe is a great achievement.”

*	The Company adopted a change in the accounting treatment of entertainment tax effective April 1, 2016. This change resulted in operating revenue being presented net of entertainment tax, effective from April 1, 2016. Prior to April 1, 2016, entertainment tax was accounted for under operating expenses, thus operating revenue was presented without deduction of entertainment tax. For more information regarding this change of accounting treatment, see the Company’s Form 6-K dated August 5, 2016. As a result, the Company’s financials and operating highlights for periods after April 1, 2016 are not comparable with its financials and operating highlights for periods prior to April 1, 2016 due to this change in accounting treatment of entertainment tax effective April 1, 2016. Using the Company’s former accounting treatment of entertainment tax which the Company applied prior to April 1, 2016, revenue from operations would have been INR 8.32 billion, subscription and activation revenue would have been INR 7.67 billion and EBITDA margin would have been 31.5% for Q2 FY17, respectively.

Speaking on the business outlook, Mr. Anil Khera, CEO of Videocon d2h said “We are extremely excited with the business growth opportunities ahead of the company. We welcome the regulators’ initiative to review and draft a tariff order that aims to create complete transparency in carriage and content deals and bring in commercial parity amongst distribution platforms.”

Financial Summary:

(In INR million, unless otherwise indicated)

Financial highlights	Q1 FY17 (Adjusted)(1)	Q2 FY17(1)
Revenue from operations	7,633	7,762
Subscription and activation revenue	6,970	7,107
Adjusted EBITDA	2,519	2,625
Adjusted EBITDA margin (%)	33.0%	33.8%
Profit after tax (loss)	27	148
Content cost (% of revenue)	38.7%	38.7%

Adjusted EBITDA less capex	887	907

Operating highlights	Q1 FY17 (Adjusted)(1)	Q2 FY17(1)
Net subscribers (million)	12.29	12.52
ARPU[5] (INR)	211	209
Churn[6] per month (%)	0.49%	0.95%

(1)

The Company adopted a change in the accounting treatment of entertainment tax effective April 1, 2016. This change resulted in operating revenue being presented net of entertainment tax, effective from April 1, 2016. The Company’s financials and operating highlights for Q1 FY17 have been adjusted to reflect this change. Prior to April 1, 2016, entertainment tax was accounted for under operating expenses, thus operating revenue was presented without deduction of entertainment tax. For more information regarding this change of accounting treatment, see the Company’s Form 6-K dated August 5, 2016. As a result, the Company’s financials and operating highlights for periods after April 1, 2016 are not comparable with its financials and operating highlights for periods prior to April 1, 2016 due to this change in accounting treatment of entertainment tax effective April 1, 2016.

During the quarter ended September 30, 2016, subscription and activation revenue came in at INR 7.11 billion. Revenue from operations came in at INR 7.76 billion. On a like to like basis, using the Company’s former accounting treatment of entertainment tax which it applied prior to April 1, 2016, revenue from operations for Q2 FY17 would have been INR 8.32 billion, which is up 20.6% year on year and subscription and activation revenue for Q2 FY17 would have been INR 7.67 billion, which is up 21.9% year on year.

Adjusted EBITDA grew 37.3% year on year to INR 2.63 billion. Adjusted EBITDA margin came in at 33.8% during the quarter. On a like to like basis, using the Company’s former accounting treatment of entertainment tax which it applied prior to April 1, 2016, EBITDA margin for Q2 FY17 would have been 31.5%, which is up 380 basis points year on year.

Content cost came in at 38.7% of revenue. On a like to like basis, using the Company’s former accounting treatment of entertainment tax which it applied prior to April 1, 2016, content cost as percentage of revenue during Q2 FY17 would have been 36.1%, which has improved 200 basis points year on year.

The Company reported profit after tax of INR 148 million during the quarter. This compares to a net loss of INR 246 million during the second quarter of fiscal 2016.

The Company added 0.59 million gross subscribers and 0.23 million net subscribers during the second quarter of fiscal 2017. Net subscribers totaled 12.52 million as of September 30, 2016. Churn came in at 0.95% per month for the quarter as compared to 1.19% during the same quarter last year.

ARPU came in at INR 209. Effective April 1, 2016, ARPU is calculated by dividing revenue from operations by the average of the Company’s net subscribers for the period. Prior to April 1, 2016, ARPU was calculated by dividing the Company’s subscription and activation revenue by the average of its net subscribers for the period. Subscription and activation charges were considered on a gross basis without netting off the recharge margins or discounts provided to the distributors. The Company revised its calculation of ARPU in order to simplify its ARPU calculation in accordance with feedback received from certain of its investors. On a like to like basis, using the Company’s former definition of ARPU which it applied prior to April 1, 2016, ARPU would have been INR 216. The expected increase in indirect taxes due to implementation of Krishi Kalyan cess (agri-welfare tax) starting June 1, 2016 impacted ARPU during the quarter.

Subscriber acquisition costs in the form of hardware subsidies were INR 1,869 per subscriber.

The Company had term loans of INR 19.12 billion and total cash and short term investments of INR 3.76 billion as of September 30, 2016.

Conference Call: Dial-in Details

The results conference call time and details are provided below.

	Call #1	Call #2
Date	October 27, 2016	October 27, 2016

Time	11:00 am India time	6:30 pm India time
	1:30pm HK time	9:00pm HK time
	6:30am UK time	2:00pm UK time
	1:30am NYC time	9:00am NYC time

Dial in details
India	+91 22 6746 8376 / +91 22 3960 0752	+91 22 6746 8376 / +91 22 3960 0752
Hong Kong	800 964 448 / +852 3018 6877	800 964 448 / +852 3018 6877
Singapore	800 101 2045 / +65 3157 5746	800 101 2045 / +65 3157 5746
USA	1866 746 2133 / +1 323 386 8721	1866 746 2133 / +1 323 386 8721
UK	0808 101 1573 / +44 20347 85524	0808 101 1573 / +44 20347 85524
Pin code	Not required	Not required

Playback details
India	+91 22 3065 2322 / +91 22 6181 3322	+91 22 3065 2322 / +91 22 6181 3322
USA	1 855 4360 715 / 1 863 9490 105	1 855 4360 715 / 1 863 9490 105
Playback ID	76076	03597

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Forward looking statements

This earnings release may contain forward-looking statements, as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. We caution you that reliance on any forward-looking statement involves risks and uncertainties that might cause actual results to differ materially from those expressed or implied by such statements. These and other factors are more fully discussed in the Videocon d2h’s registration statement on Form F-4 filed with the SEC and available at http://www.sec.gov. All information provided in this earnings release is as of the date hereof, unless the context otherwise requires. Other than as required by law, Videocon d2h does not undertake to update any forward-looking statements or other information in this earnings release.

Q2 FY17 financial results are available on the SEC web site and company web site www.ir.videocond2h.com

Investor relations contact:

Nupur Agarwal	Dana Diver
nupur.agarwal@d2h.com	TeamVideocond2h@taylor-rafferty.com
+91-22-4255-5000	+1-212-889-4350

[1]

The Company calculates EBITDA by calculating profit or loss after tax as increased by income tax expense, net finance costs, depreciation, amortization and impairment and reduced by other income. Adjusted EBITDA is EBITDA adjusted for the recognition of fair value of the Employee Stock Option Plan 2014 recognized as an expense over the vesting period which amounted to INR 21.01 million for the first and second quarters of fiscal year 2017, respectively. Adjusted EBITDA presented in this earnings release is a supplemental measure of performance and liquidity that is not required by or represented in accordance with the IFRS. Furthermore, Adjusted EBITDA is not a measure of financial performance or liquidity under IFRS and should not be considered as an alternative to profit after tax, operating income or other income or any other performance measures derived in accordance with the IFRS or as an alternative to cash flow from operating activities or as a measure of liquidity. In addition, Adjusted EBITDA is not a standardized term, hence direct comparison between companies using the same term may not be possible. Other companies may calculate Adjusted EBITDA differently from the Company, limiting their usefulness as comparative measures. The Company believes that Adjusted EBITDA helps identify underlying trends in the Company’s business that could otherwise be distorted by the effect of the expenses that are excluded when calculating Adjusted EBITDA. The Company believes that Adjusted EBITDA enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

[2]

Net subscriber means subscribers authorized to receive DTH broadcasting services on account of payment of subscription charges or any entry offer at the time of initial connection, as well as subscribers who are temporarily disconnected due to non-payment of subscription charges for a period not exceeding 120 days.

[3]	Gross subscribers means total registered subscribers.
[4]

The Company calculates free cash flow as Adjusted EBITDA less capital expenditure and net interest expense, as increased by other income. Free cash flow is not an IFRS measure and should not be construed as an alternative to any IFRS measure such as cash flow from operating activities. Free cash flow should not be considered in isolation and is not a measure of the Company’s financial performance or liquidity under IFRS and should not be considered as an alternative to cash flow from operating, investing or financing activities or any other measure of its liquidity derived in accordance with IFRS. Free cash flow does not necessarily indicate whether cash flow will be sufficient or available for cash requirements and may not be indicative of the Company’s results of operations. Free cash flow as defined herein may not be comparable to other similarly titled measures used by other companies.

[5]

For Q1 FY17 and Q2 FY17, Average Revenue Per User (“ARPU”) is calculated by dividing revenue from operations by the average of the Company’s net subscribers for the period. For Q2 FY16, ARPU was calculated by dividing the Company’s subscription and activation revenue by the average of its net subscribers for the periods. Subscription and activation charges were considered on a gross basis without netting off the recharge margins or discounts provided to the distributors. As a result, ARPU for periods after April 1, 2016 are not comparable with ARPU for periods prior to April 1, 2016 due to this change in the Company’s definition of ARPU effective April 1, 2016.

[6]	Churn has been calculated as the number of subscribers who have not made payment for at least 120 days and is the difference between the number of gross subscribers and the number of net subscribers.

Videocon d2h Limited

Earning Release for the half year and quarter ended September 30, 2016

	INR in millions
	For the quarter ended (Unaudited)					For the half year ended (Unaudited)			Year Ended (Audited)
Particulars	Sept 30, 2016		June 30, 2016		Sept 30, 2015	Sept 30, 2016		Sept 30, 2015	Mar 31, 2016
INCOME
Revenue from operations	7,761.61		7,632.51		6,900.78	15,394.12		13,528.60	28,558.62

	7,761.61		7,632.51		6,900.78	15,394.12		13,528.60	28,558.62
EXPENSE
Operating expense	4,052.36		3,994.34		4,021.38	8,046.70		7,812.09	16,492.80
Employee benefits expense	315.35		322.31		303.36	637.66		611.97	1,207.31
Administration and other expenses	182.50		178.18		197.66	360.68		343.45	704.51
Selling and distribution expenses	607.25		639.90		495.84	1,247.15		1,004.99	2,258.84
Depreciation, amortization and impairment	1,685.41		1,710.57		1,488.78	3,395.98		2,915.80	6,088.42

Total expenses	6,842.87		6,845.30		6,507.02	13,688.17		12,688.30	26,751.88
Profit / (loss) from operations	918.74		787.21		393.76	1,705.95		840.30	1,806.74
Finance (costs) / finance income (net)	(717.43)		(758.56)		(802.03)	(1,475.99)		(1,567.23)	(3,142.83)
Other income	9.49		9.37		6.03	18.86		18.08	36.64

Profit / (loss) before tax	210.80		38.02		(402.24)	248.82		(708.85)	(1,299.45)
Income tax expense
Current tax	—		—		—	—		—	—
Deferred tax charge / (credit)	63.22		11.42		(156.36)	74.64		(219.03)	(377.40)
Profit / (loss) after tax	147.58		26.60		(245.88)	174.18		(489.82)	(922.05)
Basic earning per share in INR	0.35	*	0.06	*	-0.59 *	0.42	*	-1.18 *	-2.21
Diluted earning per share in INR	0.32	*	0.06	*	-0.59 *	0.38	*	-1.18 *	-2.21

* Not annualized.

Non-GAAP Measures

Earning before interest, tax and depreciation and amortization (EBITDA)

	INR in millions
	For the quarter ended (Unaudited)			For the half year ended (Unaudited)		Year Ended (Audited)
Particulars	Sept 30, 2016	June 30, 2016	Sept 30, 2015	Sept 30, 2016	Sept 30, 2015	Mar 31, 2016
Profit / (loss) after tax	147.58	26.60	(245.88)	174.18	(489.82)	(922.05)
Income tax expense	63.22	11.42	(156.36)	74.64	(219.03)	(377.40)

Profit / (loss) before tax	210.80	38.02	(402.24)	248.82	(708.85)	(1,299.45)
Finance costs / finance income (net)	717.43	758.56	802.03	1,475.99	1,567.23	3,142.83
Other income	(9.49)	(9.37)	(6.03)	(18.86)	(18.08)	(36.64)

Profit / (loss) from operations	918.74	787.21	393.76	1,705.95	840.30	1,806.74
Depreciation, amortization and impairment	1,685.41	1,710.57	1,488.78	3,395.98	2,915.80	6,088.42

Earning before interest, tax and depreciation and amortization (EBITDA)[1]	2,604.15	2,497.78	1,882.54	5,101.93	3,756.10	7,895.16
Employee share based compensation cost (ESOP 2014)	21.01	21.01	29.44	42.02	58.88	117.77
Adjusted earning before interest, tax and depreciation and amortization (Adjusted EBITDA)[2]	2,625.16	2,518.79	1,911.98	5,143.95	3,814.98	8,012.93

1 EBITDA presented in this earnings release, is a supplemental measure of performance and liquidity that is not required by or represented in accordance with the IFRS. Furthermore, EBITDA is not a measure of financial performance or liquidity under IFRS and should not be considered as an alternative to profit after tax, operating income or other income or any other performance measures derived in accordance with the IFRS or as an alternative to cash flow from operating activities or as a measure of liquidity. In addition, EBITDA is not a standardized term, hence direct comparison between companies using the same term may not be possible. Other companies may calculate EBITDA differently from the Company, limiting their usefulness as comparative measures. The Company believes that EBITDA helps identify underlying trends in the Company’s business that could otherwise be distorted by the effect of the expenses that are excluded when calculating EBITDA. The Company believes that EBITDA enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

2 Adjusted EBITDA is calculated after impact of ESOP Plan 2014. Adjusted EBITDA presented in this earnings release, is a supplemental measure of performance and liquidity that is not required by or represented in accordance with the IFRS. Furthermore, Adjusted EBITDA is not a measure of financial performance or liquidity under IFRS and should not be considered as an alternative to profit after tax, operating income or other income or any other performance measures derived in accordance with the IFRS or as an alternative to cash flow from operating activities or as a measure of liquidity. In addition, Adjusted EBITDA is not a standardized term, hence direct comparison between companies using the same term may not be possible. Other companies may calculate Adjusted EBITDA differently from the Company, limiting their usefulness as comparative measures. The Company believes that Adjusted EBITDA helps identify underlying trends in the Company’s business that could otherwise be distorted by the effect of the expenses that are excluded when calculating Adjusted EBITDA. The Company believes that Adjusted EBITDA enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

Videocon d2h Limited

Statement of Financial Position

	INR in millions
	As At
	September 30, 2016 Unaudited	March 31, 2016 Audited
Particulars
Assets
Non-current assets
Property, plant and equipment and capital work-in-progress	26,739.12	26,680.84
Intangible assets	783.81	888.10
Other financial assets	2,595.51	2,054.56
Other non-financial assets	108.09	107.25
Deferred tax assets (net)	8,010.95	8,085.59

Total non-current assets	38,237.48	37,816.34

Current assets
Inventories	515.09	400.23
Trade receivables	2.51	2.79
Other financial assets	3,408.06	5,547.82
Other non-financial assets	694.16	1,481.61
Cash and cash equivalents	70.14	1,428.69

Total current assets	4,689.96	8,861.14

Total assets	42,927.44	46,677.48

Equity
Share capital	4,163.60	4,163.60
Share premium	21,147.28	21,147.28
Retained earnings	(18,048.58)	(18,222.75)
Other reserves	189.52	147.51

Total equity	7,451.82	7,235.64

Liabilities
Non-current liabilities
Long-term borrowings	—	5.37
Other non-financial liabilities	2,607.18	2,739.59
Post employment benefits	57.31	53.04
Others employment benefits	37.46	31.45

Total non-current liabilities	2,701.95	2,829.45

Current liabilities
Trade payable	4,439.76	5,602.86
Other non-financial liabilities	8,466.01	7,383.24
Other financial liabilities	19,862.63	23,621.79
Post employment benefits	0.86	0.80
Others employment benefits	4.41	3.70

Total current liabilities	32,773.67	36,612.39

Total liabilities	35,475.62	39,441.84

Total equity and liabilities	42,927.44	46,677.48